SAGEWORKS CAPITAL, LLC.

STATEMENT of FINANCIAL CONDITION

as of DECEMBER 31, 2017

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members'
Sageworks Capital, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Sageworks Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sageworks Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sageworks Capital, LLC's management. My responsibility is to express an opinion on Sageworks, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Sageworks Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Sageworks Capital, LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 7, 2018

SAGEWORKS CAPITAL, LLC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
DECEMBER 31, 2017

ASSETS

Cash	$ 51,684
Prepaid expense	20,322
TOTAL ASSETS	$ 72,006

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 6,764
Members' capital:	
Member's capital	65,242
TOTAL MEMBERS' CAPITAL	65,242
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 72,006

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Sageworks Capital, Inc. (the "Company") was originally organized as a Corporation in May 2011 in the State of North Carolina. The Company's majority owner, Raiseworks, LLC., sold an 11% minority ownership stake to CFX Direct, LLC via a Stock Purchase Agreement dated January 1, 2016. Subsequently, Raiseworks, LLC decided to terminate operations in June 2016. In conjunction with this decision, Raiseworks, LLC, and its 100% owner, GLI, LTD., transferred their remaining 89% ownership stake in the Company to CEO, Vlad Uchenik via a Stock Power and a letter from GLI to FINRA dated June 21, 2016. On June 21, the Company submitted a CMA to FINRA and the transaction was approved June 28, 2016. Subsequent to that, Sageworks Capital, Inc. filed a succession filing with SEC and FINRA to become Sageworks Capital, LLC, which is a Pennsylvania Limited Liability Company with the same ownership structure as Sageworks Capital, Inc. The succession filing was approved April 3, 2017. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company provides non-sales related broker/dealer services to issuers and platforms that need or desire a regulated entity to process transactions. In addition, the firm also runs a secondary market trading platform in conjunction with its minority owner, CFX Direct, called CFXtrading.com. The secondary market transactions may include private non-listed REITs, Reg A+, Reg D, Reg CF and any other private securities transactions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company elected to be treated as a partnership under the applicable sections of the Internal Revenue Service Code ("Code") and Pennsylvania corporate tax law. Pursuant to this election, no federal income taxes are payable by the Company; net income or loss will be reported by the members.

The Company determined that there are no uncertain tax positions that would require adjustments or disclosures on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

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NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2017, the Company had net capital of $44,920 and $39,920 of excess net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 0.15 to 1.

NOTE 7. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2017, the Company has its own space at 1177 Ave of the Americas, New York, NY 10036. The lease is in the name of the Company and is month to month. The Company has no related party transactions after the transfer of ownership from Raiseworks, LLC to Vlad Uchenik**.** The Company provides broker/dealer services for its minority shareholder in order to process secondary market private securities transactions through their platform at cfxinvesting.com In addition, 100% of its secondary market commission income was generated using the CFX platform. Income relating to these arrangements amounting to $67,900 and $25,189 respectively, are included in the income statement.

NOTE 8. SUBORDINATED DEBT

The Company has no subordinated loans at December 31, 2017 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.